COUNTER-INTUITIVE COOKING INC.

2021 Report

Dear investors,

We are making great headway towards launch. We have rebranded to Celcy and will be launching a brand new website in a few short weeks. We have signed LOIs with several hotels and universities to beta test our units on the B2B front. Additionally, our patent has been approved and is very close to being issued. We are just a few weeks away from being formally patented and starting our next patent.

We need your help!

We are raising a seed round to bring our product to market. Any contacts in the Venture Capitalist space who you are willing to network us to would help with the raise. Additionally, we will be launching presales in the next 4 to 8 months. Spread the word and preorder your unit to help us get to market faster. Finally, any contacts in the food industry looking to co-brand would help our available portfolio of foods at launch.

Sincerely,

Edward Holzinger

CTO and Co-Founder

Clayton James

Director

Maxwell Wieder

CEO and Co-Founder

Our Mission

In 5 years, we want to have created a revolutionary smart home kitchen ecosystem built on convenience. Imagine a world in which your kitchen starts cooking for you when you're on your way home from work. At SueChef, that's the kind of world we want to live in.

See our full profile

How did we do this year?



A+



The Good

We were brought into a venture portfolio
We built 5 alpha units
We signed an LOI with 2 hotels



The Bad

We have not formally signed a food partner yet
We need more funding
We found a minor design flaw in the oven that needs to be fixed

2021 At a Glance

January 1 to December 31



$0
Revenue



-$166,921
Net Loss



$0
Short Term Debt



$317,034
Raised in 2021



$68,508
Cash on Hand
As of 02/27/22

INCOME   BALANCE   **NARRATIVE**

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

At SueChef, we strive to revolution the smart cooking appliance market by providing the ultimate in kitchen convenience. Imagine being able to cook dinner without leaving the couch. We want to make that a reality by providing a fully-automated cooking experience from cold storage to meal prep. So sit back, relax, and stop cooking today with SueChef.

In 5 years, we want to have created a revolutionary smart home kitchen ecosystem built on convenience. Imagine a world in which your kitchen starts cooking for you when you're on your way home from work. At SueChef, that's the kind of world we want to live in.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Counter-Intuitive Cooking Inc. was incorporated in the State of Delaware in March 2018.

Since then, we have:

- Eating out is 325% more expensive than eating a premade meal at home.

- Using SueChef twice a week instead of eating out could save consumers over $500 a year!

- Strong consumer demand as demonstrated by consumer surveys of over 550 individuals.

- Our business model provides recurring revenue and isn't solely based on the one time product sale.

- FoodTech Automation adoption has accelerated due to COVID and we're set to launch and grow quickly.

- Works within the existing food ecosystem to provide food companies new market opportunities.

Historical Results of Operations

Our company was organized in March 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $74,826.95, including $74,826.95 in cash. As of December 31, 2020, the Company had $3,394.63 in total assets, including $3,394.63 in cash.

- *Net Loss.* The Company has had net losses of $166,920.75 and net losses of $13,903.91 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $230,664.29 for the fiscal year ended December 31, 2021 and $11,500 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $111,500 in debt, $55,000 in equity, and $157,500 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Counter-Intuitive Cooking Inc. cash in hand is $68,507.84, as of February 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $200/month, for an average burn rate of $200 per month. Our intent is to be profitable in 46 months.

Since the date our financials cover, we have incurred some material purchases for prototyping. This is less than $10,000 in expenses. These expenses are not expected to continue. We also had fees and taxes associated with Maryland and Delaware that are yearly operating costs. These included MD registered agent fees, DE franchise taxes, website renewal, and a couple other small fees.

Assuming we reach $2M in funding, over the next 3-6 month, we still don't expect to generate revenues for another 6 to 8 months after the close of the round. Our expenses will increase as we bring on staff and ramp up beta production

Over the first 3 months, we will burn through $500k building and testing multiple prototypes including consumer testing. We will also use this money to finalize the app.

Between 3 and 6 months, we will burn through another $500k as we start marketing the presale launch

In 6 months, we expect to have our product launch campaign beginning with a Kickstarter campaign with heavy advertising on social media. This will start bringing in revenue through presales.

In 9 - 12 months, we expect to kick up our marketing campaign and presale launch. We expect this to bring in significant revenue that can go towards production. We also expect to have completed our next round of funding (Series A) which will provide us expansion funding. By year 2, and assuming we close our next round of funding, we expect to be selling several thousands units, and generating $1.3M in ARR with accompanying expenses of $4.5M. These projections are not guaranteed.

Not yet. We are still in research and development as we build and test our beta units. We aim to launch units and become profitable in 2 and a half years.

We have won reimbursable grants from the state of Maryland as well as venture funding from W ventures LLC. As we are not profitable, we are raising funding in a seed round to cover 12-18 months of runway.

Net Margin: -Inf%   Gross Margin: NaN%   Return on Assets: -223%   Earnings per Share: -$27,820.13

Revenue per Employee: $NaN   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 308%

📄 2021_EquityStatement.pdf   📄 2021_StatementofCashFlows.pdf   📄 2021_ProfitandLoss.pdf

📄 2021_BalanceSheet.pdf   📄 CICI_Financials__18__19__20.pdf

We ❤ Our
47 Investors

Thank You For Believing In Us

Scott D Waterfall	Darryl Zawada	Timothy Roberts	Guy Roberts	Eric Goodman	Charles Fern	Howard Stark
Erik Tingelstad	Dietmar Puppendahl	Douglas JORDAN	Mike Sheehan	E. Frischhut	Mr H. Johnson	Patrick Enweronye
Joe White	Nana A	Karen S Koehler	John Kirby	Kenneth George Skinner	Brian Koehler	E G
Jason Rigby	Patricia Stahl	Ernest Koehler	Howard Horne	Kendall Fielding	Peter Costello	Michael Edward Leahy
Mamundi Subhas	Christina Beyer	Francis Vetere	Withney Ilsa St Rival	Dah Jo	Kim Spaven	Ruth Strauss
Lauren Chinn	Jack Harman	Kiranmayi Komati	Larry Hawkins	Deborah Carroll	Brad Gustavesen	Vincent Novak
Eric Glidden	Robert Grimone	DOTTY HUDSON	Andrew PARKINSON	Karen ONeill		

Thank You!
From the Counter-Intuitive Cooking Inc. Team






Maxwell Wieder
CEO and Co-Founder



Eddie Holzinger
CTO and Co-Founder



Clayton James
Consultant

Clayton has been involved in the growth and development of many companies across multiple verticals over the last 10 years. He was the founder of Lyra where he installed operations in 8 states in a year. His support will help CICI grow and flourish.



Scott D Waterfall
Mechanical Engineering Contractor



Guy Roberts
Electrical Engineering Contractor

Guy has extensive experience in electronic design at the board and system level. His most recent position was with Zebra Technologies where he developed RFID products for industrial and retail applications.





Brian Duffoo
Director of Marketing and Sales

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Maxwell Wieder	Systems Engineer @ Johns Hopkins Applied Physics Lab	2018
Edward Holzinger	Network Engineer @ Johns Hopkins Applied Physics Lab	2018
Clayton James	Program Manager @ NewSight Reality	2018

Officers

OFFICER	TITLE	JOINED
Maxwell Wieder	President CEO Treasurer Secretary	2018
Edward Holzinger	CTO	2018
Clayton James	CBO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Maxwell Wieder	2,500,000 Restricted Common Stock	38.4%
Edward Holzinger	2,500,000 Restricted Common Stock	38.4%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
12/2018	$40,000	Common Stock	Section 4(a)(2)

12/2018	$15,000	Common Stock	Section 4(a)(2)
06/2020	$11,500		Section 4(a)(2)
04/2021	$100,000		Section 4(a)(2)
06/2021	$59,534		4(a)(6)
06/2021	$25,000		Section 4(a)(2)
07/2021	$82,500		Section 4(a)(2)
11/2021	$50,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/23/2021	$25,000	8.0%	0.0%	None	06/23/2026
07/14/2021	$82,500	8.0%	20.0%	$1,500,000	09/01/2026
11/03/2021	$50,000	8.0%	20.0%	$1,500,000	09/01/2026

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Maxwell Wieder and Edward Holzinger	06/30/2020	$11,500	$11,500	0.0%	06/30/2025	Yes
TEDCO	04/02/2021	$100,000	$110,000	10.0%	04/06/2026	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Restricted Common Stock	10,000,000	6,507,931	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Counter-Intuitive Cooking Inc ("CICI"). is launching a hardware product. Hardware products are capital intensive upfront. The current round is targeting $500k and is attempting to raise half via Wefunder. CICI will require an additional fundraising round(s) pre-revenue to come to market. This round is expected to be $4.5M with the number being offset by income brought in from presales as well as some debt financing. This round is expected to take place 6-12 months after the Wefunder round closes. The larger second round will provide an estimated 18 months of runway for product rollout with product expected in consumer hands 6 months after that round closes.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

COVID-19 can materially impact our business.

It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Clayton James, Edward Holzinger and Maxwell Wieder are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case. However, officers intend to go full time upon product coming to market.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Clayton James, Edward Holzinger and Maxwell Wieder have no prior experience in launching a marketing campaign or other startup matters. As such, it is likely that the company will not make the same progress as it would if that were not the case. However, the officers intend to add members to the team who have the experience as well as advisors who have the experience.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of

Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Counter-Intuitive Cooking Inc.
- Delaware Corporation
- Organized March 2018
- 0 employees

678 Infinity Dr
Sykesville MD 21784

http://Celcy.com

Business Description

Refer to the Counter-Intuitive Cooking Inc. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Counter-Intuitive Cooking Inc. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.